August 17, 1993



Analysts Investment Trust
9200 Montgomery Road
Building D, Suite 13A
Cincinnati, Ohio  45242

Gentlemen:

         Equity Analysts Agency Inc. Profit Sharing Plan hereby purchases 3,666.6666 shares of the Analysts Stock Fund at $15.00 per share and 3,333.3333 shares of the Analysts Fixed Income Fund at $15.00 per share, representing a total investment of $105,000 in the shares of the series of Analysts Investment Trust. Equity Analysts Inc. hereby represents that (1) such purchase is for investment purposes, and (2) the undersigned has no present intention of redeeming or selling said shares.

                                             EQUITY ANALYSTS AGENCY INC.
                                             PROFIT SHARING PLAN



                                             By:/S/David L. Manzler
                                             David L. Manzler

                                             Title:  Trustee